AEM SPA

RECEIVED

2004 NOV 16 A 11: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/478/2004/MAN/AS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

04046538

BY COURRIER

November 9, 2004

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today announcing the results of the first nine months of the Aem Group.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Encl.

AEM SPA

PRESS RELEASE

BOARD OF DIRECTORS APPROVES THE CONSOLIDATED RESULTS OF THE FIRST 9 MONTHS OF 2004

TURNOVER +38,8%
GROSS OPERATING MARGIN+31,5%
OPERATING RESULT +41,9%

Milan, 9th November 2004 - Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM S.p.A. Board of Directors met, discussed and approved the results of the first nine months of the 2004 accounting period. The Chairman declared that "The significant growth of the turnover and of productivity, notwithstanding the considerable impact from regulatory pressures, underlines the ability of the AEM's Group to take advantage of the opportunities resulting from the liberalization of the markets. We are working on the definition of the strategic evolution of the Group for the next years in order to achieve also in the future significant development rates".

Summary of the AEM Group's results

At 30th September 2004, **consolidated income** reached Euro 1,301.5 million, which represents a growth of 38.8% compared with the corresponding accounting period for 2003.

The positive picture of the turnover can be attributed principally to the significant increase in the volumes of electricity sold, which reached 10,289 million kWh (+107.5%).

The significant development in sales was substantiated by the expansion of production, which was also contributed to by the new 400 MW high efficiency combined cycle, installed at the Cassano d'Adda power plant, operative since November 2003, as well as the entry into force of agreements signed with Edipower S.p.A., which grant the AEM Group the right to use up to 20% of the installed electricity capacity.
Demand was covered by its self-produced energy to the extent of 7,110 million kWh (+ 189.2 %) as well as the purchase of 3,521 million kWh (+ 29.1%) of energy produced by third parties.

The overall contribution of the distribution networks was also significant: the quantities of gas and electricity transported were 842 million cubic meters and 5,454 million kWh, respectively, a respective growth rate of 8.2% and 1.1% compared to 30th September 2003.

At 30th September 2004, gas sales stood at 752 million cubic metres. Net of gas sales made in the fist nine months of 2003 to Edipower, for a total of 285 million cubic metres (which were suspended from 1st January 2004 following the commencement of agreements for the transfer of production capacity to industrial partners), sales to end users during the period in question are substantially the same as those for the corresponding period in the previous year.

There was also a positive contribution returned by activities in the district heating and heat sector, which produced a turnover of Euro 19.1 million (Euro 15.9 million at 30th September 2003). Sales of heating grew during the period by 13.5%.

External expenses totalling Euro 870,1 million grew by 49.1 %. This trend results principally from the increase in gas and fuel (coal and fuel oil) purchases to support production, as well as the fees due under the *tolling agreements* concluded with Edipower S.p.A. This increase in expenditure was to some extent attenuated by the high degree of efficiency of the new 400 MW combined cycle, which is operative at the Cassano d'Adda power plant.

Notwithstanding the significant increase in activities, **labour costs** were reduced by 5.5% and stood at Euro 89.9 million. This positive trend is due to the reduction in the number of operators under the organisational rationalisation programme, which is still in progress.

The joint effects of the above-mentioned dynamics have brought about an increase of 31.5% in the **gross operating margin** (EBITDA), which now stands at Euro 342.4 million.

By virtue of the allocations for depreciation and amortizations worth Euro 85.3 million (compared with Euro 86.3 at 30th September 2003) and to the provisions for risk and expenses of Euro 13.7 million (compared with Euro 2.6 million at 30th September 2003), **the operating result** (EBIT) stood at Euro 243.4 million (compared with Euro 171.5 million at 30th September 2003), which is an increase of 41.9%.

Profit before extraordinary items stood at Euro 201.4 million (+ 42.3%) and includes the result quotas and the depreciation of the consolidation differences of companies valued with the equity method (Euro - 17.65 million) as well as the net financial expenses (Euro - 24.4 million).

Income from extraordinary items, equivalent to Euro 9.8 million, principally reflected the positive effects of the sale of a property. As of 30th September 2003, income from extraordinary items stood at euro 225.4 million following the capital gain due to the sale of the shareholding in Fastweb S.p.A.

Gross consolidated profits for the period, net of minorities, therefore stood at Euro 210.5 million (compared with Euro 365.6 million at 30th September 2003).

A brief summary of the financial statement and balance sheet for the group, at 30th September 2004, is provided in the tables below:

AEM SPA

(€ m)	30/09/2003	30/09/2004	change %	Q3 2003	Q3 2004	change %
Total sales	**938,0**	**1.301,5**	**38,8**	**234,9**	**377,3**	**60,6**
Sales	778,2	1.100,0	41,4	186,3	311,9	67,4
Other income and proceeds	159,8	201,5	26,1	48,6	65,4	34,6
Labour costs	(94,2)	(89,0)	(5,5)	(29,7)	(28,1)	(5,4)
Gross Operating margin	**260,4**	**342,4**	**31,5**	**39,3**	**74,1**	**88,5**
Depreciation and provisions	(88,9)	(99,0)	11,4	(27,4)	(32,7)	19,3
Operating result	**171,5**	**243,4**	**41,9**	**11,9**	**41,4**	**247,9**
Affiliates	(0,1)	(17,6)	n.s.	(0,2)	(2,4)	n.s.
Net financial result	(29,9)	(24,4)	(18,4)	(8,4)	(8,4)	0,0
Profit before extraordinary items and tax	**141,5**	**201,4**	**42,3**	**3,3**	**30,6**	**827,3**
Net extraordinary income (costs)	224,8	9,8	n.s.	(0,4)	0,0	n.s.
Profit before tax	**366,3**	**211,2**	**(42,3)**	**2,9**	**30,6**	**955,2**
Minorities	(0,7)	(0,7)	0,0	(0,1)	(0,1)	0,0
Gross profit for the accounting period	**365,6**	**210,5**	**(42,4)**	**2,8**	**30,5**	**989,3**

AEM SPA

The financial statement of the Group at 30th September records a **net shareholders' equity** of Euro 1,488.5 million (1,366.3 at 30th 31st December 2003). **The total net financial position** resulted negative at Euro 1,513.0 million (compared with Euro -1,183.5 million at 31st December 2003), which reflects for Euro 238.1 million the accounting effects of the e.Biscom bond conversion carried out at the beginning of the accounting period (previously registered as a financial credit).

(€ m)	31/12/2003	30/06/2004	30/09/2004
Invested capital			
Net fixed assets	2.603,1	2.836,7	2.849,1
Working capital	(53,3)	143,1	152,9
Total invested capital	**2.549,8**	**2.979,8**	**3.002,0**
Sources			
Net Shareholders' Equity	**1.366,3**	**1.457,8**	**1.488,5**
Total financial position beyond next financial year	1.055,0	1.237,5	1.241,1
Total financial position within next financial year	128,5	284,5	272,4
Total net financial position	**1.183,5**	**1.522,0**	**1.513,5**
Total coverage sources	**2.549,8**	**2.979,8**	**3.002,0**

For more information:
Investor Relations
Tel. 027720.3879
ir@aem.it